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                                                                    EXHIBIT 99.2

                   [LOGO OF PEAK INTERNATIONAL APPEARS HERE]

                           LETTER FROM THE CHAIRMAN

                          PEAK INTERNATIONAL LIMITED
               (incorporated in Bermuda with limited liability)

Directors: Tung Lok Li             Registered office: Clarendon House
           Richard Brook                               2 Church Street
           Jerry Yiu Leung Mo                          Hamilton HM 11
           Hon Ying Ng                                 Bermuda
           Kong Chi Wong
           Robert Charles Nicholson

                                   Principal Place of
                                     business:         Units 4, 5 & 7,
                                                        37th Floor
                                                       Wharf Cable Tower
                                                       9 Hoi Shing Road
                                                       Tsuen Wan, New
                                                       Territories
                                                       Hong Kong

                                                            10th February, 1999

To the shareholders
Dear Sir or Madam,

                       NOTICE OF SPECIAL GENERAL MEETING

The Directors of the Company have convened a special general meeting (the "Meeting") to be held at 9:00 a.m. (Hong Kong time) on 1 March, 1999 at 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong and you are cordially invited to attend.

The first item of business to be transacted at the Meeting will be to amend bye-law 86(4) of the Company's bye-laws to enable any Director to be removed from office by a simple majority vote of the shareholders rather than a 75% vote as is currently required.

The Directors of the Company believe that such an amendment to the bye-laws of the Company is in the best interests of the Company as it will give shareholders a greater degree of control over the Directors of the Company and hence make the Directors more accountable to the shareholders. The Directors of the Company approved the amendment at a board meeting held on 2 February, 1999.

Shareholders will also be asked to consider and vote upon the removal of Richard Brook as a Director of the Company. This follows the termination of his employment contract and his appointment as President and Chief Executive Officer of the Company on 2 December, 1998.

In order to amend bye-law 86(4) and in order subsequently to remove Richard Brook as a director, the resolutions must be passed by a simple majority of votes cast by shareholders attending and voting (in person or by proxy) at the Meeting. I intend to vote all of my shares (which represent a majority) in favour of the amendment to the bye-laws and the subsequent removal of Richard Brook as a director.

Although shareholders may, if they wish, appoint a proxy to attend and vote on their behalf at the Meeting, the Directors of the Company are not soliciting proxies and a form of proxy has not been sent to shareholders.

Yours faithfully,

T. L. Li
Chairman